                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                           TRANSATLANTIC HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  893521 10 4
                   -----------------------------------------
                                 (CUSIP Number)

                             KATHLEEN E. SHANNON
                          VICE PRESIDENT AND SECRETARY
                        AMERICAN INTERNATIONAL GROUP, INC.
            70 PINE STREET, NEW YORK, NEW YORK 10270  (212) 770-5123
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 APRIL 19, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 2 of 7 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN INTERNATIONAL GROUP, INC.
        IRS NO. 13-2592361

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF DELAWARE


                          7   SOLE VOTING POWER
    NUMBER OF                    7,702,768
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    19,446,220
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                      7,702,768
      WITH
                          10  SHARED DISPOSITIVE POWER
                                19,446,220

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        19,446,220

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        56.1

14   TYPE OF REPORTING PERSON
        HC, CO

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                       PAGE 3 of 7 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN HOME ASSURANCE COMPANY
        IRS ID# 13-5124990

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF NEW YORK


                          7   SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    11,743,452
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON
      WITH
                          10  SHARED DISPOSITIVE POWER
                                11,743,452

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,743,452

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.8

14   TYPE OF REPORTING PERSON
        IC, CO

ITEM 1.  Security and Issuer.

     This Statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation ("Company"). This Statement amends and supplements Items 1, 3 and 5 of the Statement on Schedule 13D dated August 13, 1991, Amendment No. 1 to such
Schedule 13D dated November 3, 1993, Amendment No. 2 to such Schedule 13D dated March 4, 1994, Amendment No. 3 to such Schedule 13D dated March 31, 1994, Amendment No. 4 to such Schedule 13D dated November 21, 1995, Amendment No. 5 to such Schedule 13D dated July 9, 1998, Amendment No. 6 to such Schedule 13D dated August 7, 1998, Amendment No. 7 to such Schedule 13D dated September 11, 1998, Amendment No. 8 to such Schedule 13D dated January 19, 1999, Amendment No. 9 to such Schedule 13D dated March 4, 1999 and Amendment No. 10 to such Schedule 13D dated March 11, 1999 (hereinafter collectively referred to as the "Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.

     Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms as in the Schedule 13D.





                               Page 4 of 7 Pages

ITEM 3.  Source and Amount of Funds or Other Consideration.

         During the period from March 15, 1999 through April 20, 1999, AIG purchased 394,000 additional shares of Common Stock at prices ranging from $74.7500 to $74.9375 per share. AIG used its available working capital to purchase the shares of Common Stock.




ITEM 5.  Interest in Securities of Issuer.

         (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages to this Amendment No. 11 to Schedule 13D and is based upon the number of shares of Common Stock outstanding on March 26, 1999, as reported in the Company's Proxy Statement on
Schedule 14A dated April 6, 1999.


                               Page 5 of 7 Pages

         (c). Since the filing of Amendment No. 10 to Schedule 13D dated March 11, 1999, AIG has acquired 394,000 shares of Common Stock as follows:



         Date          Number of Shares Purchased          Price Per Share
         ----          --------------------------          ---------------
          03/15/99                6,200                       74.9375
          03/16/99                  500                       74.9375
          03/17/99               10,000                       74.9375
          03/18/99                3,500                       74.7500
          03/19/99               18,000                       74.9375
          03/22/99               19,500                       74.9375
             "                    5,000                       74.8750
          03/23/99                2,800                       74.9375
             "                    4,700                       74.8750
          03/31/99               30,000                       74.9375
          04/01/99                4,600                       74.9375
          04/05/99                6,100                       74.9375
          04/06/99                3,100                       74.9375
          04/07/99               14,100                       74.9375
             "                    2,000                       74.8750
          04/08/99                6,200                       74.9375
          04/09/99               10,000                       74.9375
          04/12/99               10,000                       74.9375
          04/13/99               62,000                       74.9375
          04/14/99               90,000                       74.9375
          04/15/99               12,500                       74.9375
          04/16/99                5,800                       74.9375
          04/19/99               29,800                       74.9375
          04/20/99               37,600                       74.9375

The above purchases were made in Open Market Purchases. AIG, AHAC, SICO and Starr and, to the best of AIG's and AHAC's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described above.



                               Page 6 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 21, 1999


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            By: /s/ KATHLEEN E. SHANNON
                                                -------------------------------
                                                Kathleen E. Shannon
                                                Vice President and Secretary


                                            AMERICAN HOME ASSURANCE COMPANY


                                            By: /s/ EDWARD E. MATTHEWS
                                                -------------------------------
                                                Edward E. Matthews
                                                Senior Vice President


                               Page 7 of 7 Pages